For period ending   April 30, 2005				Exhibit 77C

File number 811-7540


Global High Income Dollar Fund Inc.


	At the annual meeting of shareholders held on February 17, 2005 the Fund's shareholders elected board members. Pursuant to Instruction
2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on this proposal since there were no solicitations in opposition to the registrant's nominees and all of the nominees were elected.